CONSENT OF QUALIFIED PERSON

March 29, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sir/Madam:

Re: Technical Report titled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada" dated March 29, 2021, with an effective date of January 1, 2021

I, Olivier Tavchandjian, consent to the public filing of the technical report titled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada" dated March 29, 2021, with an effective date of January 1, 2021 (the "Technical Report") by Hudbay Minerals Inc. ("Hudbay").

I also consent to the use of any extracts from, or a summary of, the Technical Report in Hudbay's news release dated March 29, 2021 and Annual Information Form dated March 29, 2021 (the "Disclosure Documents").

I certify that I have read the Disclosure Documents and that they each fairly and accurately represent the information in the Technical Report for which I am responsible.

/s/ Olivier Tavchandjian

Olivier Tavchandjian P. Geo.

Vice President, Exploration and Geology, Hudbay